AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 16, 2000

                                                      REGISTRATION NO. 333-44874
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              ROWAN COMPANIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                           2800 POST OAK BOULEVARD              75-0759420
(STATE OR OTHER JURISDICTION OF                     SUITE 5450                   (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)              HOUSTON, TEXAS  77056-6196        IDENTIFICATION NUMBER)
                                                  (713) 621-7800
                                           (ADDRESS, INCLUDING ZIP CODE,
                                     AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                                    OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  C. R. PALMER
                            2800 POST OAK BOULEVARD
                                   SUITE 5450
                           HOUSTON, TEXAS 77056-6127
                                 (713) 621-7800
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:

    From time to time after the effective date of this registration statement, as determined by the selling stockholders in light of market conditions.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [x]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                           ---------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
             --------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registrant statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

PROSPECTUS



                              ROWAN COMPANIES, INC.

                                 340,035 SHARES

                          COMMON STOCK, $.125 PAR VALUE

                           ISSUABLE UPON CONVERSION OF

                       SERIES C FLOATING RATE SUBORDINATED

                               DEBENTURES DUE 2010


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

This prospectus is a part of a registration statement covering 340,035 shares of our common stock that are issuable upon conversion of our currently outstanding floating rate subordinated convertible debentures. These shares may be offered and sold from time to time by any stockholder identified in this prospectus. We are registering the shares on behalf of the selling stockholders.

All proceeds from the sale of the common stock discussed in this prospectus will go to the selling stockholders who offer and sell their shares. We will not receive any of the proceeds from those sales.

SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE SHARES BEING SOLD WITH THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                THE DATE OF THIS PROSPECTUS IS NOVEMBER 16, 2000

YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT, AND THE SELLING STOCKHOLDERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR THE DOCUMENTS INCORPORATED BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THOSE DOCUMENTS. NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY SUCH JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES AND CANADA ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE THE RESTRICTIONS OF THAT JURISDICTION RELATED TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS.





                                TABLE OF CONTENTS

          Risk Factors................................................4
          Recent Events...............................................7
          Where You Can Find More Information.........................8
          Selling Stockholders........................................9
          Description of the Securities..............................11
          Indemnification of Directors and Officers..................11
          Plan of Distribution.......................................12
          Legal Opinion..............................................12
          Experts....................................................12

                                  RISK FACTORS

You should consider carefully the following risk factors, in addition to the other information contained and incorporated by reference in this prospectus, before deciding to invest in our common stock.

DEPRESSED OIL AND NATURAL GAS PRICES COULD GREATLY REDUCE DEMAND FOR OUR OFFSHORE DRILLING AND RELATED SERVICES.

The success of our offshore drilling, manufacturing and aviation operations depends upon the condition of the oil and gas industry, particularly the level of offshore drilling activity. Demand for our offshore drilling and related services is vulnerable to periodic declines in drilling activity typically associated with depressed oil and natural gas prices. Oil and natural gas prices have historically been volatile, and the offshore drilling market was generally depressed from the early 1980s until the mid-1990s.

While the drilling industry has benefited from the recent increase in oil and natural gas prices, it has not fully recovered from the dramatic decline in prices during 1998 and the ensuing reduction in drilling activity and day rates. This decline in prices was generally attributable to increased worldwide production coupled with slowing global demand. Energy companies responded to depressed prices by reducing their drilling expenditures, either by allowing contract options to lapse or by canceling or deferring planned drilling projects. Our drilling operations have improved over the past twelve months but remain well below peak 1997 and early-1998 levels.

Demand for drilling services also depends on additional factors that are beyond our control, including:

     o    fluctuations in the worldwide demand for oil and natural gas;

     o the willingness and ability of the Organization of Petroleum Exporting Countries, or OPEC, to limit production levels and influence prices;

     o    political conflicts in oil-producing areas; and

     o    the level of production in non-OPEC countries.

Our drilling and aviation operations will be adversely affected by future declines in oil and natural gas prices, but we cannot predict the extent of that effect. We also cannot assure you that a reduction in offshore drilling activity will not occur for other reasons. In addition, the ongoing consolidation of the oil and gas industry, as evidenced by several recent mergers among major energy companies, has temporarily reduced the amount of money spent on drilling and drilling-related services by such majors.

WE HAVE INCURRED LOSSES RECENTLY AND OVER PROLONGED PERIODS IN THE PAST, A CIRCUMSTANCE THAT COULD OCCUR AGAIN IN THE FUTURE.

In 1999, we experienced a 35% decline in revenues and incurred a net loss of $9.7 million. Our 1999 revenues and earnings were negatively affected by lower rig utilization and day rates due to the decline in oil and natural gas prices discussed above. The volatility inherent in our drilling business indicates that we may again experience losses in the future.

OUR MARKETS REMAIN HIGHLY COMPETITIVE, WHICH MAY CAUSE US DIFFICULTY IN DIFFERENTIATING OUR PRODUCTS AND SERVICES AND MAINTAINING SATISFACTORY PRICE LEVELS.

The drilling, manufacturing and aviation markets in which we operate are highly fragmented, with many competitors offering a wide variety of interchangeable products and services. The collective capacity of the drilling, manufacturing and aviation markets in which we operate has generally exceeded the demand for the products and services. More sellers than buyers yields a commodity-type price environment where the lowest price often gets the sale. In the drilling market, a general oversupply of rigs has lasted for well over a decade, and we believe that competition for drilling contracts will continue to be intense for the foreseeable future. During periods of market weakness, when we have tried to maintain drilling day rates, we often lost work to our competitors, our rig utilization declined and our operating results suffered. Some of our competitors possess greater financial resources than we do.

OUR FLEET EXPANSION PROGRAM MAY ENCOUNTER LIQUIDITY PROBLEMS.

If we experience operating conditions over the next few years like those we have experienced during the recent past, our results of operations and working capital will not be adequate to finance our planned construction and outside financing may not be available. We would be forced to suspend our construction program.

We have in progress a fleet expansion program under which we currently plan to spend more than $275 million over the 2001-2003 period. We expect to spend another $100-150 million over this period for upgrades to existing equipment and facilities and new aircraft. Only the cost to complete Rowan Gorilla VII in 2001 is financed at this time, leaving as much as $350 million of planned capital expenditures to be financed from working capital or results of operations. We currently have no other available lines of credit.

OUR RESULTS OF OPERATIONS WILL BE ADVERSELY AFFECTED IF WE ARE UNABLE TO SECURE CONTRACTS FOR ROWAN GORILLA VII AND ROWAN GORILLA VIII.

The addition to our drilling fleet of Rowan Gorilla VII in 2001 and Rowan Gorilla VIII in 2003 will, in each case, significantly increase our daily operating costs. Neither rig has been contracted at this time, and current market day rates for comparable rigs would only slightly exceed the expected daily operating costs of Gorilla VII and Gorilla VIII. We may be unable to secure economical drilling contracts for Gorilla VII and Gorilla VIII, in which case their delivery will negatively impact our operating results.

WE ARE SUBJECT TO OPERATING RISKS SUCH AS BLOWOUTS AND WELL FIRES THAT COULD RESULT IN ENVIRONMENTAL DAMAGE, PROPERTY LOSS, PERSONAL INJURY AND DEATH.

Our drilling operations are subject to many hazards that could increase the likelihood of accidents. Accidents can result in:

     o    costly delays or cancellations of drilling operations;

     o    serious damage to or destruction of equipment;

     o    personal injury or death;

     o significant impairment of producing wells, leased properties or underground geological formations; and

     o    major environmental damage.

Our offshore drilling operations are also subject to marine hazards, either at offshore sites or while drilling equipment is under tow, such as vessel capsizings, collisions or groundings. In addition, raising and lowering jack-up rigs, an offshore drilling platform whose three legs independently penetrate the ocean floor, flooding semi-submersible ballast tanks to help fix the floating drilling unit over well site and drilling into high-pressure formations are complex, hazardous activities and we frequently encounter problems.

Our manufacturing and aviation operations also present serious risks. Our manufacturing processes could pollute the air, land and inland waters, and the products we manufacture could be implicated in lawsuits alleging environmental harm, property loss, personal injury and death. Operating helicopters and fixed-wing aircraft is similarly hazardous, particularly in Alaska where weather conditions can be severe.

We have had accidents in the past demonstrating some of the hazards described above, including high pressure drilling accidents resulting in lost or damaged drilling formations, towing accidents resulting in lost drilling equipment and flying accidents resulting in lost aircraft and deaths. Because of the ongoing hazards associated with our operations:

     o we may experience a higher number of accidents in the future than expected;

     o our insurance coverage may prove inadequate to cover losses that are greater than anticipated;

     o    our insurance deductibles may increase; or

     o our insurance premiums may increase to the point where maintaining our current level of coverage is prohibitively expensive.

Any similar events could yield future operating losses and have a significant adverse impact on our business.

GOVERNMENT REGULATIONS AND ENVIRONMENTAL RISKS, WHICH REDUCE OUR BUSINESS OPPORTUNITIES AND INCREASE OUR OPERATING COSTS, MIGHT WORSEN IN THE FUTURE.

Government regulations dictate design and operating criteria for drilling vessels and aircraft, determine taxation levels to which we (and our customers) are subject, control and often limit access to potential markets and impose extensive requirements concerning employee safety, environmental protection and pollution control. Environmental regulations, in particular, prohibit access to some markets and make others less economical, increase equipment and personnel costs and often impose liability without regard to negligence or fault. In addition, governmental regulations may discourage our customers' activities, reducing demand for our products and services. We may be liable for damages resulting from pollution of offshore waters and, under United States regulations, must establish financial responsibility in order to drill offshore.

ANTI-TAKEOVER PROVISIONS IN OUR CERTIFICATE OF INCORPORATION, BYLAWS AND RIGHTS PLAN COULD MAKE IT DIFFICULT FOR HOLDERS OF OUR COMMON STOCK TO RECEIVE A PREMIUM FOR THEIR SHARES UPON A CHANGE OF CONTROL.

Holders of the common stock of acquisition targets typically receive a premium for their shares upon a change of control. Delaware law and the following provisions, among others, of our Certificate of Incorporation, bylaws and Rights Plan could have the effect of delaying or preventing a change of control and could prevent holders of our common stock from receiving such a premium:

     o The affirmative vote of 80% of the outstanding shares of our capital stock is required to approve business combinations that have not been approved by our board of directors. We are also subject to a provision of Delaware corporate law that prohibits us from engaging in a business combination with any interested stockholder for three years from the date that person became an interested stockholder unless specified conditions are met.

     o Special meetings of stockholders may not be called by anyone other than the chairman of the board, our president, our board of directors or the executive committee of our board.

     o Our board of directors is divided into three classes whose terms end in successive years, so that less than a majority of our board comes up for election at any annual meeting.

     o Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the voting rights and other privileges of these shares without any vote or action by our stockholders.

     o We have issued "poison pill" rights to purchase junior preferred stock under our rights plan, whereby the ownership of Rowan shares by a potential acquirer can be significantly diluted by the sale at a significant discount of additional Rowan shares to all other stockholders, which could discourage unsolicited acquisition proposals.

                                  RECENT EVENTS

On March 10, 2000, Rowan announced contracts with PanCanadian covering an estimated $41 million in revenues for drilling services by Rowan Gorilla III and Rowan Gorilla V offshore eastern Canada. Both rigs are presently operating under such contracts, which are expected to conclude in November. Based upon services provided by these rigs through the date of this prospectus, and expected services by these rigs beyond the date of this prospectus, we currently estimate that 2000 revenues for services provided by Rowan Gorilla III and Rowan Gorilla V to PanCanadian will exceed the estimated $41 million previously announced on March 10, 2000.

Rowan continues to pursue legal remedies from BP Amoco for its termination, in January 1998, of a $67 million drilling contract for Rowan Gorilla V. The discovery and deposition processes are continuing and current trial dates are as follows: January 22, 2001 in London and April 16, 2001 in Harris County, Texas.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. Any information incorporated by reference is considered to be part of the prospectus. In addition, information that we file later with the SEC will automatically update and supersede the information in this prospectus. Accordingly, we incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all their shares of common stock as provided for in this prospectus. Our SEC Commission File Number is 1-5491.

     o Rowan's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

     o Rowan's Quarterly Reports on Form 10-Q for the three months ended March 31, 2000, the three months ended June 30, 2000 and the three months ended September 30, 2000.

     o The description of the common stock contained in our registration statement on Form 8-A (No. 1-5491) filed with the SEC on May 13, 1993 and the description of the Preferred Stock Purchase Rights contained in our registration statement on Form 8-A/A filed with the SEC on August 6, 1997, in each case as amended.

We have filed with the SEC a registration statement on Form S-3, which is made up of this prospectus and all amendments and exhibits, which are collectively referred to as the registration statement, under the Securities Act of 1933, as amended. This prospectus is only a part of the registration statement, and does not contain all of the information that the registration statement contains, parts of which have been left out of the prospectus as permitted by the rules of the SEC. Accordingly, information included in this prospectus from a document contained elsewhere in the registration statement is not necessarily complete and, in each case, the source document being referred to, whether an exhibit to this registration statement or otherwise filed with the SEC, should be consulted. The information in this prospectus is qualified in its entirety by the reference to the source document. For more information, refer to the registration statement.

We encourage you to read the entire prospectus and the documents to which we have referred you. In this prospectus, the words "registrant", "we", "our", "ours" and "us" refer to Rowan Companies, Inc. and its subsidiaries.

At your request, we will provide at no cost to you, a copy of all or a part of the documents or information that is referred to above as incorporated by reference, not including any exhibits (unless the exhibits have been incorporated by reference into those documents). Your request should be directed to Rowan Companies, Inc., 2800 Post Oak Boulevard, Suite 5450, Houston, Texas 77056-6127, Attention: Corporate Secretary, telephone: (713) 621-7800.

                           FORWARD-LOOKING STATEMENTS

We believe that some statements contained or incorporated by reference in this prospectus are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are considered prospective. These include statements contained under "Risk Factors," "Recent Events," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." The following statements are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995:

     o statements before, after or including the words "may," "will," "could," "should," "believe," "expect," "future," "potential," "anticipate," "intend," "plan," "estimate" or "continue" or the negative or other variations of these words; and

     o    other statements about matters that are not historical facts.

We may not achieve future results covered by the forward-looking statements. The statements are subject to risks, trends, uncertainties and other factors that could cause actual results to differ materially from the future results that the statements express or imply.

Please do not put undue certainty on these forward-looking statements, which speak only as of the date of this prospectus.


                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. The registration statement of which this prospectus forms a part and these reports, proxy statements and other information can be inspected and copied at the Public Reference Room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the Public Reference Room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us. The reports, proxy and information statements and other information about us can be downloaded from the SEC's website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our common stock is traded.

                              SELLING STOCKHOLDERS

This prospectus relates to the sale of Rowan common stock by the selling stockholders, specifically shares they obtain following conversion of their Series C Floating Rate Subordinated Convertible Debentures due 2010. The $9.6 million of Series C debentures are first convertible in $1,000 increments into 9,606 shares of Rowan Series C preferred stock, par value $1.00 per share, which is then convertible into 340,035 shares of Rowan common stock, or approximately 0.4% of Rowan's outstanding shares. The conversion price of $28.25 per common share was the average of the high and low trading price on April 27, 2000, the date the Series C debentures were sold to the selling stockholders. The Series C debentures mature on April 27, 2010 and vest or become convertible in specified amounts and intervals, as follows: $2.4 million of debentures convertible into 84,954 shares of Rowan common stock on or after April 27, 2001; $4.8 million of debentures convertible into 169,908 shares of Rowan common stock on or after April 27, 2002; $7.2 million of debentures convertible into 254,862 shares of Rowan common stock on or after April 27, 2003; and $9.606 million of debentures convertible into 340,035 shares of Rowan common stock on or after April 27, 2004. No Series C debentures vest prior to April 27, 2001.

The selling stockholders were offered Series C debentures through their participation in Rowan's 1998 Convertible Debenture Incentive Plan, previously approved by Rowan's stockholders. All employees participating in the 2000 debenture offering borrowed the debenture purchase price from Rowan. Promissory notes evidencing the borrowings bear interest at the same rate as the debentures and are secured by a pledge of the debentures purchased. Upon each debenture conversion, the selling stockholder will remit to Rowan the debenture amount being converted, and Rowan will apply such amount against the outstanding promissory note balance. We will then issue to the selling stockholder one share of Series C preferred stock for each $1,000 of debentures converted and, following immediate conversion of the preferred stock, shares of our common stock based upon the conversion price, and simultaneously retire our debenture obligation. The selling stockholders have indicated that any sales of shares of our common stock that result from the conversions described above will be made on the New York Stock Exchange or the Pacific Exchange - Stock & Options. Such sales are expected to be made at market prices as quoted on those exchanges on the date of sale. Any selling stockholder, however, may also make privately negotiated sales directly or through a broker or brokers or otherwise as described under "Plan of Distribution". All proceeds from the sale of the Rowan common stock under this prospectus will go to the selling stockholders who offer and sell their shares. We will not receive any of the proceeds from the sales.

The following table lists the selling stockholders, their positions and their common stock holdings as of October 31, 2000. The number of shares of common stock obtainable by each selling stockholder upon their conversion of Series C debentures is shown under the column heading "Shares Covered by this Prospectus".


--------------------------------------------------------------------------------------------------------------------------------
                                                                           Shares                      Shares        Beneficial
                                                  Shares       401(k)    Acquirable      Total         Covered        Ownership
                                                Beneficially   Plan       within 60    Beneficial      by this         After
Selling Stockholder        Position(1)            Owned(2)    Holdings     Days(3)     Ownership    Prospectus(4)   Offering(5)
-------------------   -----------------------   ------------  --------   ----------   -----------   -------------  ------------

C. R. Palmer          Chairman of the Board,        441,865      5,595    1,056,821     1,504,281      180,000       1,504,281
                       President and Chief
                       Executive Officer

R. G. Croyle          Executive Vice President        6,000                 149,469       155,469       35,009         155,469

D. F. McNease         Executive Vice President -      1,005      3,575      165,748       170,328       35,009         170,328
                       Drilling

E. E. Thiele          Senior Vice President -        23,250                 229,006       252,256       35,009         252,256
                       Finance, Administration
                       and Treasurer

P. L. Kelly           Senior Vice President -        18,000                  29,000        47,000       20,000          47,000
                       Special Projects

Dan C. Eckermann      Vice President -                                       57,625        57,625       20,000          57,625
                       Manufacturing

C. W. Johnson         Vice President - Aviation      35,209                 145,343       180,552       15,008         180,552
-------------------------------------------------------------------------------------------------------------------------------

---------------------------

(1) Each selling stockholder continuously served in the position shown above for more than the past three years except Mr. McNease, who served from October 1993 to April 1999 as Senior Vice President - Drilling, and Mr. Eckermann, who has served from September 1996 to present as President and Chief Executive Officer of LeTourneau, Inc., a Rowan subsidiary.

(2) Included in the beneficially owned amounts of Mr. Palmer are 20,752 shares of common stock held in the estate of his mother over which he may be deemed to have some measure of investment control. Included in the beneficially owned amounts of Mr. Croyle are 1,000 shares owned by Mr. Croyle's son. Mr. Croyle disclaims beneficial ownership of such shares.

(3) Within 60 days, each selling stockholder may obtain additional Rowan common stock through the conversion of floating rate subordinated convertible debentures (including Series III, Series A and Series B) and the exercise of nonqualified stock options, as follows:


                                    Debentures
                       -----------------------------------
Selling Stockholder    Series III    Series A     Series B     Options       Total
-------------------    ----------    ---------------------     -------     ---------
C. R. Palmer             711,111      42,016       44,444      259,250     1,056,821
R. G. Croyle              65,926       8,404        8,889       66,250       149,469
D. F. McNease            103,705       8,404        8,889       44,750       165,748
E. E. Thiele             162,963       8,404        8,889       48,750       229,006
Paul L. Kelly                          5,042        5,333       18,625        29,000
Dan C. Eckermann                       5,042        5,333       47,250        57,625
C. W. Johnson            125,926       3,362        3,555       12,500       145,343

(4) Amount represents the number of shares of Rowan common stock obtainable by each selling stockholder upon his conversion of all Series C debentures. The Series C debentures are convertible or vest incrementally over a four-year period. The earliest conversion dates and the number of shares of common stock then obtainable are as follows:


                                  Shares Obtainable on April 27,
                          --------------------------------------------
Selling Stockholder        2001        2002         2003         2004        Total
-------------------       ------      ------       ------       ------      -------
C. R. Palmer              44,991      44,991       44,991       45,027      180,000
R. G. Croyle               8,743       8,743        8,743        8,780       35,009
D. F. McNease              8,743       8,743        8,743        8,780       35,009
E. E. Thiele               8,743       8,743        8,743        8,780       35,009
Paul L. Kelly              4,991       4,991        4,991        5,027       20,000
Dan C. Eckermann           4,991       4,991        4,991        5,027       20,000
C. W. Johnson              3,752       3,752        3,752        3,752       15,008

(5) Assumes each selling stockholder converts all vested Series C debentures into Rowan common stock and then sells all of the shares. Except for Mr. Palmer, each selling stockholder's shares represent less than one percent of Rowan's outstanding shares of common stock as of October 31, 2000. Mr. Palmer's shares represent about 1.6% of Rowan's outstanding shares of common stock as of October 31, 2000.

                           AUTHORIZED PREFERRED STOCK

Our Certificate of Incorporation authorizes the issuance of preferred stock with designations, rights and preferences determined by our board of directors. Accordingly, the board is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting or other rights of our common stockholders. We have reserved 1,500,000 shares of preferred stock for possible issuance in connection with our stockholder rights agreement adopted by the board on February 25, 1992 (see "Description Of The Securities" below for more information on the rights agreement). If issued, the preferred stock could be used as a method of discouraging, delaying or preventing a change in control of Rowan. Although we have no present intention to issue any shares of our preferred stock, other than shares issued under our debenture plans, there can be no assurance that we will not do so in the future.

                          DESCRIPTION OF THE SECURITIES

As of October 31, 2000, Rowan had 94,368,504 shares of common stock outstanding. The common stock is listed on the New York Stock Exchange and the Pacific Exchange - Stock & Options. Each share of common stock entitles its holder of record to one vote on matters presented at any official meeting of Rowan stockholders. Each share of common stock has attached to it rights to acquire one one-hundredth of a share of our Series A junior preferred stock under the rights agreement.

The rights agreement provides for the distribution to our stockholders of one right for each outstanding share of common stock. Each right entitles its holder to purchase from us one one-hundredth of a share of our Series A junior preferred stock at an exercise price of $75.00. In addition, each right may entitle the holder to purchase our securities or the securities of an acquiring entity at 1/2 market value. The rights are exercisable only if a person or group acquires 15% or more of our outstanding common stock or makes a tender offer for 30% or more of our outstanding common stock. The rights will expire on February 25, 2002. We may generally redeem the rights at a price of $.01 per right at any time until the 10th day following public announcement that a 15% position has been acquired. We have designated 1,500,000 shares of our preferred stock Series A junior preferred stock and reserved these shares for issuance upon exercise of the rights. You can find additional information concerning the terms of the rights in our Registration Statement on Form 8-A relating to the rights, which information has been incorporated by reference.

Rowan's $9.6 million principal amount of Series C floating rate subordinated convertible debentures due 2010 were issued on April 27, 2000, bear interest at prime plus 1/2% and mature on April 27, 2010. The process by which the Series C debentures are convertible into shares of Rowan common stock and the conversion vesting schedule are described above under "Selling Stockholders".

Rowan has reserved for issuance up to 9,606 shares of Series C Preferred Stock, $1.00 par value, in connection with the conversion of Series C debentures. The preferred stock has no voting or dividend rights and a nominal liquidation preference and is immediately convertible into shares of Rowan common stock, as described above under Selling Stockholders.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Certificate of Incorporation and bylaws provide that our directors and officers will be indemnified by Rowan, to the full extent authorized or permitted by law, for all losses they may incur in connection with any claim or legal action involving them while serving as a Rowan director or officer. In addition, our Certificate of Incorporation limits the monetary liability of Rowan directors for breaches of their fiduciary duty of care.

We maintain directors' and officers' liability coverage that generally insures Rowan directors and officers against liability arising from actions taken in their official capacities. The policy will pay on behalf of the directors and officers for those losses for which they are held personally liable and not indemnified by Rowan.

                              PLAN OF DISTRIBUTION

The selling stockholders, or their pledgees, donees, transferees or other successors in interest may sell these shares from time to time. These sales may be made on one or more exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions directly with purchasers. The shares may also be sold by one or more of the following:

     (1) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     (2) purchases by a broker or dealer as principal and resale by the broker or dealer for its account in accordance with this prospectus;

     (3) an exchange distribution in accordance with the rules of the exchange; and

     (4) ordinary brokerage transactions and transactions in which the broker solicits purchasers.

In effecting sales, brokers or dealers engaged by the selling stockholders may engage brokers or dealers who may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from selling stockholders in amounts to be negotiated immediately prior to the sale. These brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with these sales. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 or under another exemption from registration may be sold under Rule 144 rather than in accordance with this prospectus.


                                  LEGAL OPINION

The legal validity of the common stock offered hereby will be passed upon for Rowan by Andrews & Kurth L.L.P., 600 Travis Street, Suite 4200, Houston, Texas 77002.

                                     EXPERTS

The consolidated financial statements of Rowan Companies, Inc. and subsidiaries as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 incorporated in this prospectus by reference from Rowan's Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

================================================================================




                              ROWAN COMPANIES, INC.













                                340,035 SHARES OF
                                  COMMON STOCK









                                   ----------

                                   PROSPECTUS

                                   ----------



================================================================================

                                     PART II


               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses in connection with the issuance and distribution of the common stock being registered are estimated as follows:


Registration fee ..........................................              $ 2,850
Blue Sky fees and expenses ................................                  -0-
Legal fees and expenses ...................................                3,000
Accounting fees and expenses ..............................                3,500
Printing and engraving expenses ...........................                  750
Stock exchange listing fee ................................                  815
Miscellaneous expenses ....................................                  250
                                                                         -------
    Total .................................................              $11,165
                                                                         =======

All of the expenses set forth above have been or will be paid by Rowan. Any additional expenses incurred in connection with the sale of common stock offered hereby by selling stockholders will be paid by such selling stockholders. It is impracticable to estimate any such additional expenses.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Certificate of Incorporation and bylaws contain provisions permitted by the Delaware General Corporation Law (under which Rowan is organized) which, in general terms, provide that directors and officers will be indemnified by Rowan, to the full extent authorized or permitted by law, for all losses that may be incurred by them in connection with any claim or legal action in which they may become involved by reason of their service as a Rowan director or officer. In addition, our Certificate of Incorporation contains provisions permitted by the Delaware General Corporation Law which limit the monetary liability of Rowan directors for breaches of their fiduciary duty of care.

We maintain directors' and officers' liability insurance. Subject to stated conditions, the policy insures Rowan directors and officers against liability arising out of actions taken in their official capacities. The policy will pay on behalf of the directors and officers for those losses for which they are held personally liable and not indemnified by Rowan.

See also the undertakings set out in response to Item 17.


ITEM 16. EXHIBITS.

Exhibit
Number          Description
------          -----------

4.1 Restated Certificate of Incorporation dated February 17, 1984, incorporated by reference to Exhibit 4.1 to Registration Statement No. 333-84369 on Form S-8 (File No. 1-5491) and Exhibits 4.4, 4.5, 4.6,
         4.7, 4.8, 4.9 and 4.10 below.

4.2      Bylaws, amended as of April 28, 2000, incorporated by reference to
         Exhibit 3b to Form 10-Q for the fiscal quarter ended March 31, 2000 (File No. 1-5491).

4.3 Rights Agreement as amended between Rowan and Citibank, N.A. as Rights Agent, incorporated by reference to Exhibit 4d to Form 10-K for the fiscal year ended December 31, 1997 (File No. 1-5491).

4.4 Certificate of Change of Address of Registered Office and of Registered Agent dated July 25, 1984, incorporated by reference to Exhibit 4.4 to Registration Statement No. 333-84369 on Form S-8 (File No. 1-5491).

4.5 Certificate of Amendment of Certificate of Incorporation dated April 24, 1987, incorporated by reference to Exhibit 4.5 to Registration Statement No. 333-84369 on Form S-8 (File No. 1-5491).

4.6 Certificate of Designation of the Series A Junior Preferred Stock dated March 2, 1992, incorporated by reference to Exhibit 4.6 to Registration Statement No. 333-84369 on Form S-8 (File No. 1-5491).

4.7 Certificate of Designation of the Series III Preferred Stock dated November 30, 1994, incorporated by reference to Exhibit 4.7 to Registration Statement No. 333-84369 on Form S-8 (File No. 1-5491).

4.8 Certificate of Designation (and Certificate of Correction related thereto) of the Series A Preferred Stock dated August 5, 1998 and January 28, 1999, respectively, incorporated by reference to Exhibit
         4.8 to Registration Statement No. 333-84369 on Form S-8 (File No. 1-5491).

4.9 Certificate of Designation of the Series B Preferred Stock dated June 24, 1999, incorporated by reference to Exhibit 4.9 to Registration Statement No. 333-84369 on Form S-8 (File No. 1-5491).

4.10* Certificate of Designation of the Series C Preferred Stock dated July 28, 2000.

5.1*     Opinion of Andrews & Kurth L.L.P., counsel for Rowan Companies, Inc.

23.1     Consent of Deloitte & Touche L.L.P. (filed herewith).

23.2*    Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1).

24*      Powers of Attorney.

99.1 Rowan Companies, Inc. 1998 Convertible Debenture Incentive Plan, incorporated by reference to Appendix B to the Notice of Annual Meeting of Stockholders and Proxy Statement dated March 13, 1998.

----------------
* Previously filed

ITEM 17. UNDERTAKINGS.

(A) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission under Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    Provided, however, that paragraphs (A)(1)(a) and (A)(1)(b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant under Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant under the provisions set forth under ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


               In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on November 16, 2000.

                                  ROWAN COMPANIES, INC.
                                  (Registrant)



                                  By: E. E. THIELE
                                      E. E. Thiele,
                                      Senior Vice President - Finance,
                                      Administration and Treasurer


In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.



    Signature                          Title                     Date
    ---------                          -----                     ----

   C. R. PALMER                 Chairman of the Board,         November 16, 2000
   (C. R. Palmer)               President and Chief
                                Executive Officer

   E. E. THIELE                 Principal Financial Officer    November 16, 2000
   (E. E. Thiele)

   WILLIAM H. WELLS             Principal Accounting Officer   November 16, 2000
   (William H. Wells)

   *HENRY O. BOSWELL            Director                       November 16, 2000
   (Henry O. Boswell)

   *HANS M. BRINKHORST          Director                       November 16, 2000
   (Hans M. Brinkhorst)

   *R. G. CROYLE                Director                       November 16, 2000
   (R. G. Croyle)

   *FREDERICK R. LAUSEN         Director                       November 16, 2000
   (Frederick R. Lausen)

   *H. E. LENTZ                 Director                       November 16, 2000
   (H. E. Lentz)

   *D. F. MCNEASE               Director                       November 16, 2000
   (D. F. McNease)

   *LORD MOYNIHAN               Director                       November 16, 2000
   (Lord Moynihan)

   *WILFRED P. SCHMOE           Director                       November 16, 2000
   (Wilfred P. Schmoe)

   *CHARLES P. SIESS, JR.       Director                       November 16, 2000
   (Charles P. Siess, Jr.)


   *BY  E. E. THIELE
   (E. E. Thiele, Attorney-in-fact)

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                        DESCRIPTION
------                         -----------
4.1      Restated Certificate of Incorporation dated February 17, 1984, incorporated by reference to Exhibit 4.1 to Registration Statement No.
         333-84369 on Form S-8 (File No. 1-5491) and Exhibits 4.4, 4.5, 4.6,
         4.7, 4.8, 4.9 and 4.10 below.

4.2      Bylaws, amended as of April 28, 2000, incorporated by reference to
         Exhibit 3b to Form 10-Q for the fiscal quarter ended March 31, 2000
         (File No. 1-5491).

4.3      Rights Agreement as amended between Rowan and Citibank, N.A. as Rights
         Agent, incorporated by reference to Exhibit 4d to Form 10-K for the fiscal year ended December 31, 1997 (File No. 1-5491).

4.4      Certificate of Change of Address of Registered Office and of Registered
         Agent dated July 25, 1984, incorporated by reference to Exhibit 4.4 to Registration Statement No. 333-84369 on Form S-8 (File No. 1-5491).

4.5      Certificate of Amendment of Certificate of Incorporation dated April
         24, 1987, incorporated by reference to Exhibit 4.5 to Registration
         Statement No. 333-84369 on Form S-8 (File No. 1-5491).

4.6      Certificate of Designation of the Series A Junior Preferred Stock dated
         March 2, 1992, incorporated by reference to Exhibit 4.6 to Registration
         Statement No. 333-84369 on Form S-8 (File No. 1-5491).

4.7      Certificate of Designation of the Series III Preferred Stock dated
         November 30, 1994, incorporated by reference to Exhibit 4.7 to Registration Statement No. 333-84369 on Form S-8 (File No. 1-5491).

4.8 Certificate of Designation (and Certificate of Correction related thereto) of the Series A Preferred Stock dated August 5, 1998 and
         January 28, 1999, respectively, incorporated by reference to Exhibit
         4.8 to Registration Statement No. 333-84369 on Form S-8 (File No.
         1-5491).

4.9      Certificate of Designation of the Series B Preferred Stock dated June
         24, 1999, incorporated by reference to Exhibit 4.9 to Registration
         Statement No. 333-84369 on Form S-8 (File No. 1-5491).

4.10*    Certificate of Designation of the Series C Preferred Stock dated July
         28, 2000.

5.1*     Opinion of Andrews & Kurth L.L.P., counsel for Rowan Companies, Inc.

23.1     Consent of Deloitte & Touche L.L.P. (filed herewith).

23.2*    Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1).

24*      Powers of Attorney.

99.1 Rowan Companies, Inc. 1998 Convertible Debenture Incentive Plan, incorporated by reference to Appendix B to the Notice of Annual Meeting of Stockholders and Proxy Statement dated March 13, 1998.

----------------
* Previously filed